United States securities and exchange commission logo





                              December 30, 2020

       Sean Macnew
       Chief Financial Officer
       Group Nine Acquisition Corp.
       568 Broadway
       Floor 10
       New York, New York 10012

                                                        Re: Group Nine
Acquisition Corp.
                                                            Form S-1 filed
December 21, 2020
                                                            File No. 333-251560

       Dear Mr. Macnew:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 21, 2020

       Our warrant agreement will designate...43, page 43

   1. We note that your disclosure on page 43 is inconsistent with Exhibit 4.4, Section 9.3. If this provision does not
apply to actions arising under the Exchange Act, please also ensure that the exclusive
forum provision in the governing documents states this clearly, or tell us how you will inform
investors in future filings that the provision does not apply to any actions arising under
the Exchange Act.
       Our amended and restated certificate of incorporation will designate the Court of Chancery of the
       State of Delaware..., page 60

   2. We note that your disclosure on pages 60 and 147 is inconsistent with Exhibit 3.2, Section
                                                        12.1. If this provision
does not apply to actions arising under the Exchange Act, please
 Sean Macnew
Group Nine Acquisition Corp.
December 30, 2020
Page 2
         also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
General

3.       We note your response to our comment letter dated December 21, 2020.
Your
         disclosure in the carryover paragraph on page 30 of the prospectus indicates, "We have not independently verified whether our sponsor has sufficient funds to satisfy its
         indemnity obligations and believe that our sponsor   s only assets are
securities of our
         company and, therefore, our sponsor may not be able to satisfy those obligations. We have not asked our sponsor to reserve for such obligations." Please revise the disclosure you added in response to our comment to reference the uncertainty relating to sponsor funds.
         In addition, consider adding a new Risk Factor discussing the possibility that your directors may choose not to enforce the indemnification obligations of your sponsor.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameSean Macnew                                   Sincerely,
Comapany NameGroup Nine Acquisition Corp.
                                                                Division of
Corporation Finance
December 30, 2020 Page 2                                        Office of Real
Estate & Construction
FirstName LastName